UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No. 1)*

Achillion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00448Q201

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

617.949.2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

CUSIP No. 00448Q201	13D	Page 2 of 17 Pages

1.	NAMES OF REPORTING PERSONS Clarus Lifesciences II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,508,625 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,508,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,508,625 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00448Q201	13D	Page 3 of 17 Pages

1.	NAMES OF REPORTING PERSONS Clarus Ventures II GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,508,625 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,508,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,508,625 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00448Q201	13D	Page 4 of 17 Pages

1.	NAMES OF REPORTING PERSONS Clarus Ventures II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,508,625 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,508,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,508,625 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00448Q201	13D	Page 5 of 17 Pages

1.	NAMES OF REPORTING PERSONS Robert Liptak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,508,625 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,508,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,508,625 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 6 of 17 Pages

1.	NAMES OF REPORTING PERSONS Nicholas Simon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 31,250 shares
8. SHARED VOTING POWER 5,508,625 shares
9. SOLE DISPOSITIVE POWER 31,250 shares
10. SHARED DISPOSITIVE POWER 5,508,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,539,875 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 7 of 17 Pages

1.	NAMES OF REPORTING PERSONS Nicholas Galakatos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,508,625 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,508,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,508,625 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 8 of 17 Pages

1.	NAMES OF REPORTING PERSONS Dennis Henner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,508,625 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,508,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,508,625 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 9 of 17 Pages

1.	NAMES OF REPORTING PERSONS Jeffrey Leiden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,508,625 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,508,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,508,625 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 10 of 17 Pages

1.	NAMES OF REPORTING PERSONS Kurt Wheeler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,508,625 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,508,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,508,625 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 11 of 17 Pages

1.	NAMES OF REPORTING PERSONS Michael Steinmetz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION German Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,508,625 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,508,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,508,625 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 12 of 17 Pages

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by Clarus Lifesciences II, L.P. (“Clarus II”) on August 22, 2008, (the “Schedule 13D”) relating to the common stock, $0.001 par value of Achillion Pharmaceuticals, Inc., a Delaware corporation. This Amendment No. 1 reflects all transactions through close of business on January 7, 2010. Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D, relates to the common stock, $0.001 par value (the “Common Stock”), of Achillion Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 300 George Street, New Haven, Connecticut 06511.

Item 2. Source and Amount of Funds or Other Consideration

Item 2 is hereby amended and restated in its entirety to read as follows:

On August 13, 2008, Clarus II purchased 5,168,343 shares of Common Stock at a purchase price of $2.82 per share as well as warrants exercisable at an exercise price of $3.53 per share for up to 1,290,922 shares of Common Stock (the “Warrant”), at a purchase price of $0.03125 for each share of Common Stock issuable upon exercise of the Warrant from the Issuer. The Warrant is immediately exercisable and is exercisable until the seventh anniversary of the date of issuance. The exercise of the Warrant is limited: Clarus II may only exercise that portion of the Warrant such that Clarus II’s beneficial ownership does not exceed 19.999% on a post-exercise basis. In December 2009 and January 2010, Clarus II sold a number of its shares of Common Stock pursuant to a Rule 10b5-1 trading plan, as set forth below:

Person	Date	No. of Shares	Price per Share
Clarus II	12/16/2009	67,800	$3.5768

Clarus II	12/17/2009	129,476	$3.50

Clarus II	12/18/2009	9,900	$3.50

Clarus II	12/21/2009	19,100	$3.7049

Clarus II	12/23/2009	264,900	3.5426

Clarus II	12/24/2009	3,600	$3.5264

Clarus II	1/6/2010	49,400	$3.5027

Clarus II	1/7/2010	3,600	$3.5000

Accordingly, as of January 7, 2010, Clarus II is the record owner of 4,620,567 shares of Common Stock, and the Warrant only provides Clarus II with the right to acquire beneficial ownership, within 60 days, of an additional 888,058 shares of Common Stock.

In addition, on August 13, 2008 Clarus II purchased a unit warrant (the “Unit Warrant”) exercisable at an exercise price of $2.82 per unit for up to 1,773,050 units, each unit consisting of one share of Common Stock and one Common Stock warrant at a purchase price of $0.05365 for each unit. The Unit Warrant has expired and is not exercisable.

In addition, since Simon’s election to the Board of Directors of the Issuer on August 19, 2008, Simon has been granted three separate options to purchase a total of 65,000 shares of Common Stock. The option granted on August 19, 2008 to purchase 25,0000 shares is immediately exercisable at an exercise price of $2.59 per share of Common Stock. The option granted on December 5, 2008 to purchase 20,000 shares permits Simon to purchase 5,000 shares at the first anniversary and an additional 1,250 shares at each three month anniversary thereafter at an exercise price of $1.05 per share of Common Stock. The option granted on December 18, 2009 to purchase 20,000 shares permits Simon to purchase 5,000 shares at the first anniversary, and an additional 1,250 shares at each three month anniversary thereafter, at an exercise price of $3.28 per share of Common Stock.

CUSIP No. 00448Q201	13D	Page 13 of 17 Pages

The working capital of Clarus II and a short term loan from by Square 1 Bank pursuant to Clarus II’s line of credit was the source of the funds for the purchase of the securities in the Transaction.

Item 3. Purpose of Transaction

The following paragraph is hereby added to Item 3:

On November 1, 2009, Clarus II adopted a Rule 10b5-1 trading plan pursuant to which up to 5,168,343 shares of Common Stock owned by Clarus II may be sold. As of January 7, 2010, Clarus II had sold 547,776 shares of Common Stock pursuant to such Rule 10b5-1 trading plan.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) As of close of business on January 7, 2010, Clarus II is the record owner of 4,620,567 shares of Common Stock and a warrant to purchase 1,290,922 shares of Common Stock, the exercise of which is limited to the extent that beneficial ownership would exceed 19.999% on a post-exercise basis. Clarus II thus may be deemed to be the beneficial owner of 5,508,625 shares of Common Stock (the “Clarus II Shares”), which would represent approximately 19.999% of the Issuer’s total issued and outstanding Common Stock. As the sole general partner of Clarus II, Clarus II GPLP may be deemed to own beneficially the Clarus II Shares. As the sole general partner of Clarus II GPLP, Clarus II GPLLC may be deemed to own beneficially the Clarus II Shares. As individual managing directors of Clarus II GPLLC, each of the Managers may be deemed to own beneficially the Clarus II Shares. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

In addition, as of close of business January 7, 2010, Simon holds options to purchase a total of 65,000 shares of Common Stock. The option granted on August 19, 2008 to purchase 25,0000 shares is immediately exercisable, the option granted on December 5, 2008 to purchase 20,000 shares permits Simon to purchase 5,000 shares at the first anniversary and an additional 1,250 shares at each three month anniversary thereafter, and the option granted on December 18, 2009 to purchase 20,000 shares permits Simon to purchase 5,000 shares at the first anniversary, and an additional 1,250 shares at each three month anniversary thereafter. Accordingly, Simon may be deemed to be the beneficial owner of 5,539,875 shares of Common Stock, which represents 20.1% of the Issuer’s Common Stock.

The percentage of the Issuer’s Common Stock set forth above was calculated based upon 26,656,445 shares reported to be outstanding as of November 2, 2009, in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2009, which was filed on November 6, 2009.

(b) Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c) The following table details the transactions effected by the Reporting Persons during the last 60 days.

Person	Type of Transaction	Date	No. of Shares	Price per Share
Clarus II	Sale	12/16/2009	67,800	$3.5768

Clarus II	Sale	12/17/2009	129,476	$3.50

Clarus II	Sale	12/18/2009	9,900	$3.50

Clarus II	Sale	12/21/2009	19,100	$3.7049

CUSIP No. 00448Q201	13D	Page 14 of 17 Pages

Clarus II	Sale	12/23/2009	264,900	3.5426

Clarus II	Sale	12/24/2009	3,600	$3.5264

Clarus II	Sale	1/6/2010	49,400	$3.5027

Clarus II	Sale	1/7/2010	3,600	$3.5000

All of the sales were effected on the open market pursuant to a Rule 10b5-1 trading plan adopted by Clarus II on November 1, 2009.

Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Clarus II Shares beneficially owned by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The following sentence is hereby added to Item 6:

On November 1, 2009, Clarus II adopted a Rule 10b5-1 trading plan pursuant to which up to 5,168,343 shares of Common Stock owned by Clarus II may be sold.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney dated as of April 11, 2008.

CUSIP No. 00448Q201	13D	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 8, 2010

Clarus Lifesciences II, L.P.
By:	Clarus Ventures II GP, L.P., its general partner
By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures II GP, L.P.
By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures II, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Simon

/s/ Robert Liptak
Robert Liptak

*
Dennis Henner

*
Jeffrey Leiden

*
Nicholas Galakatos

*
Kurt Wheeler

*
Michael Steinmetz

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Schedule 13D was executed by Robert Liptak pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 11, 2008, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

CUSIP No. 00448Q201	13D	Page 16 of 17 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Achillion Pharmaceuticals.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: January 8, 2010

Clarus Lifesciences II, L.P.
By:	Clarus Ventures II GP, L.P., its general partner
By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures II GP, L.P.
By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures II, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Simon

/s/ Robert Liptak
Robert Liptak

*
Dennis Henner

*
Jeffrey Leiden

*
Nicholas Galakatos

*
Kurt Wheeler

*
Michael Steinmetz

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Schedule 13D was executed by Robert Liptak pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 11, 2008, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

CUSIP No. 00448Q201	13D	Page 17 of 17 Pages

Exhibit 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Liptak with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 11th day of April, 2008.

/s/ Nicholas Galakatos
Nicholas Galakatos

/s/ Dennis Henner
Dennis Henner

/s/ Jeffrey Leiden
Jeffrey Leiden

/s/ Nick Simon
Nick Simon

/s/ Michael Steinmetz
Michael Steinmetz

/s/ Kurt Wheeler
Kurt Wheeler